UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67043

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Cboe Trading, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8050 Marshall Drive, Suite 120

(No. and Street)

Lenexa	**KS**	**66214**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sydney Goodman	913-216-0912	sgoodman@cboe.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP

(Name – if individual, state last, first, and middle name)

1000 Walnut, Suite 1100	Kansas City	MO	64106
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sydney Goodman _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cboe Trading, Inc. _____, as of 12/31 _____, 2 023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC - State of Kansas
ANGELA SMITH
My Appt. Expires 02-21-26

Signature:

Title:
Treasurer and Financial and Operations Principal

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Cboe Trading, Inc.

Financial Statement

(With Report of Independent Registered Public Accounting Firm Thereon)

As of and for the year ended December 31, 2023



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Cboe Trading, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cboe Trading, Inc. (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2020.

Kansas City, Missouri
February 22, 2024

Cboe Trading, Inc.
Statement of Financial Condition
December 31, 2023

Assets

Cash	$	26,890,239
Deposits with clearing counterparty		1,179,845
Receivables:		
Receivables from non-customers		184,834
Receivables from affiliates, net		3,616,884
Total receivables		3,801,718
Securities owned, at fair value		482,182
Deferred tax assets		719,858
Total assets	$	33,073,842

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	8,864,080
Payable to affiliates		4,056,168
Total liabilities		12,920,248
Commitments and contingencies (note 7)		
Stockholder's equity:		
Common stock, $0.01 par value: 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		186,700
Retained earnings		19,966,893
Total stockholder's equity		20,153,594
Total liabilities and stockholder's equity	$	33,073,842

See accompanying notes to financial statements.

(1) Nature of Business

Cboe Trading, Inc. (the Company or Cboe) is registered with the U.S. Securities and Exchange Commission (SEC) as a securities broker-dealer. The sole function of the Company is to route orders to other market centers on behalf of Cboe BZX Exchange, Inc. (BZX), Cboe BYX Exchange, Inc. (BYX), Cboe EDGX Exchange, Inc. (EDGX), Cboe EDGA Exchange, Inc. (EDGA), Cboe C2 Exchange, Inc. (C2), and Cboe Exchange, Inc. (Cboe Options) (together, the Exchanges), which operate as national stock and option exchanges, as applicable. Cboe and the Exchanges are wholly owned by Cboe Global Markets, Inc. (the Parent). The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 in that the Company limits its business activities exclusively to routing orders to other market centers for execution in accordance with member orders and requirements. The Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry proprietary accounts of broker-dealers ("PAB") accounts throughout the most recent fiscal year.

(2) Summary of Significant Accounting Policies

(a) Principles of Accounting

The financial statement is presented in conformity with generally accepted accounting principles in the United States (GAAP) as established by the Financial Accounting Standards Board (FASB). References to GAAP in these footnotes are to the FASB Accounting Standards Codification (ASC or Codification).

(b) Use of Estimates

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statement. Actual results could differ significantly from those estimates.

(c) Cash

The Company maintains its cash at various financial institutions and brokerage firms that, at times, may be in excess of the federal insurance limits.

(d) Restricted Cash

The Company maintains cash balances deposited with clearing counterparties for the settlement of trades to satisfy obligations of the Company.

(e) Receivables

On a periodic basis, management evaluates the Company's receivables from non-customers and records an allowance for expected credit losses in accordance with Accounting Standards Codification 326, *Financial Instruments – Credit Losses*.

Receivables from non-customers are presented net of allowance for credit losses on the statement of financial condition and the associated losses are presented in other expenses on the statement of income. There has been no history of any losses associated with accounts

receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) *Securities Owned*

Securities owned are recorded at fair value. Realized and unrealized gains and losses are included in interest income. Securities owned as of December 31, 2023 consist of U.S. Treasury securities.

(3) Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

Securities owned as of December 31, 2023 consist of U.S. Treasury securities. These securities are valued on a recurring basis by obtaining feeds from a number of live data sources, including active market makers and inter-dealer brokers, and mature in less than one year from the statement of financial condition date, and are considered to be Level 1 assets.

The fair value of the Company's financial instruments, including the accounts receivable, accounts receivable from non-customers, and accounts payable and accrued expenses, approximates the carrying value given their short-term nature.

(4) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The SEC's requirement also provides that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company computes its net capital requirements under the basic method provided for in SEC Rule 15c3-1, which, as of December 31, 2023, requires the Company to maintain net capital equal to the greater of 6-2/3% of aggregate indebtedness items, as defined, or $100,000. At December 31, 2023, the Company had net capital of $15,627,196, which was $14,765,846 in excess of its required net capital of $861,350. The ratio of aggregate indebtedness to net capital was 0.8 to 1.

(5) Related Party Transactions

The Company has entered into an Administrative Services and Support Agreement with the Exchanges. Pursuant to this agreement, the Exchanges provide certain shared services to the Company such as accounting and payroll. Costs for services provided and other expenses, such as facilities fees, professional fees, technology support, travel, and promotional costs, are allocated to the Company from the Exchanges in accordance with the Administrative Services and Support Agreement. The payable to affiliates for this agreement was $1,696,070 as of December 31, 2023. The Company settles all activity with the Exchanges through the Parent monthly.

(6) Income Taxes

The provision for income taxes for the year ended December 31, 2023 consists of the following:

Current tax expense:		
Federal	$	1,717,647
State		1,096,369
Total current income tax expense		2,814,016
Deferred income tax benefit:		
Federal		(104,554)
State		(15,545)
Total deferred income tax benefit		(120,099)
	$	2,693,917

The income tax provision differs from the amount of income tax determined by applying the U.S. federal statutory income tax rate to income before provision for income taxes for the year ended December 31, 2023, due to the following:

Provision for income taxes at statutory tax rate	$	1,837,944
Increase in provision for income tax resulting from:		
State income taxes, net of federal tax benefit		470,446
Unrecognized tax benefits, net of federal tax benefit		381,228
Other		4,299
Provision for income taxes	$	2,693,917

Net deferred tax assets consist of the following components as of December 31, 2023:

Deferred tax assets:		
Unrecognized tax benefits	$	719,858
Total deferred tax assets	$	719,858

At December 31, 2023, management believes it is more likely than not that the deferred tax assets will be realized based upon expectations of future taxable income.

A reconciliation of the unrecognized tax benefits, which are presented in accounts payable and accrued expenses in the statement of financial condition for the year ended December 31, 2023 is as follows:

Balance at December 31, 2022	$	2,309,424
Additions for current year tax positions		230,886
Additions for prior year tax positions		711
Reduction for prior year tax positions		(67,635)
Balance at December 31, 2023	$	2,473,386

At December 31, 2023, the Company had $1,963,190 of unrecognized tax benefits, net of federal income tax benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $802,700 related to uncertain tax positions at December 31, 2023. Total interest and penalties increased by $292,939 during the year ended December 31, 2023. During 2023, the Company's Parent reached a settlement with the IRS under which the Company's Parent has conceded all the claimed Section 199 deductions. The Company expects to settle $43,884 of unrecognized tax benefits in the next twelve months as a result of the settlement.

The Company files consolidated federal and state income tax returns with the Parent. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis. As of December 31, 2023, the Company recorded a payable to the Parent of $2,360,098 for income tax liabilities. Such payable is included in accounts payable and accrued expenses and is settled with the Parent annually.

The Company's open tax years are 2015 through 2023 and are under exam in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(7) Commitments and Contingencies

The Company is subject to reviews and inspections by the SEC and the Financial Industry Regulatory Authority, Inc. (FINRA). Additionally, from time to time the Company is also involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of these reviews, inspections, or other legal proceedings will have a material impact on the financial statements; however, litigation is subject to many uncertainties, and management does not expect the resolution of such matters to have a material impact on the Company's financial position or results of operations.

The Company provides the Exchanges with access to other market centers when routing their orders to those market centers for execution. In connection with this service, the Company may assume ownership of a position in securities. This may occur, for example, when a market center to which the Company has routed an Exchange's order experiences systemic issues and is unable to determine the status of that order. When this happens, the Company may make a business decision to have the Cboe exchange that submitted the order to the Company provide a cancellation notice to the Exchange's customer, relieving its customer of any liability with respect to the order. The Company may be informed later, however, that the order was executed at the market center to which it was routed, in which case the Company would be required to take ownership of that securities position. The third-party clearing brokers maintain error accounts on behalf of the Company into which such

positions settle, and the Company requires the respective clearing broker to trade out of those positions as expeditiously as possible, which could result in the Company incurring trading losses.

In addition, with respect to orders the Company routes to other markets for execution on behalf of the Exchanges, the Company is exposed to counterparty credit risk in the case of failure to perform on the part of routing and clearing firms that are involved in processing equities and options transactions on the Company's behalf, as well as failure on the part of such brokers to pass back any transactional rebates. The Company uses Wedbush Securities, Inc. (Wedbush Securities) and Morgan Stanley & Co. LLC (Morgan Stanley) to clear its routed cash equities transactions. Wedbush Securities and Morgan Stanley guarantee the trade until one day after the trade date, after which time the National Securities Clearing Corporation (NSCC) provides a guarantee. Thus, the Company is potentially exposed to counterparty credit risk on equity trades routed to another market center between the trade date and one day after the trade date in the event that Wedbush or Morgan Stanley fails to perform. In the case of a failure to perform on the part of one of its clearing firms, Wedbush Securities or Morgan Stanley, the Company provides the guarantee to the counterparty to the trade. The Company believes that any potential requirement for the Company to make payments under these guarantees is remote and accordingly, has not recorded any liability in the financial statements for these guarantees.

Additionally, the Company uses Wedbush to clear trades routed through affiliates of BofA Securities Inc., as well as for trades routed directly to other exchanges and optionally dark pools. Morgan Stanley clears trades routed through the Morgan Stanley routing brokers and also clears executions routed to most dark pools. The Company maintains counterparty credit risk exposure from routing brokers with respect to rebates earned until completion of the routing brokers next invoice cycle following the execution.

The Options Clearing Corporation (OCC) acts as a central counterparty on all transactions in listed equity options, and as such, guarantees clearance and settlement of all of the Company's routed options transactions.

With respect to U.S. listed equity and exchange traded product options, the Company is subject to counterparty credit risk exposure with respect to rebates earned from routing brokers until completion of the routing brokers' next invoice cycle has completed for an execution.

(8) Subsequent Events

The Company performed an evaluation of events that have occurred subsequent to December 31, 2023, through February 22, 2024, which is the date the financial statement was available to be issued. There have been no subsequent events that have occurred during such period that would require disclosure in the financial statement or would be required to be recognized in the financial statement as of and for the year ended December 31, 2023.